1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

January 23, 2017

VIA EDGAR CORRESPONDENCE

Jeffrey W. Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Hartford Series Fund, Inc. (1940 Act File No. 811-08629), Hartford HLS Series Fund II, Inc. (1940 Act File No. 811-04615), and The Hartford Mutual Funds, Inc. (1940 Act File No. 811-07589) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Long:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Lisa Zeises, Joshua Katz and me on December 8, 2016 with respect to the Annual Report for the period ended December 31, 2015 filed on Form N-CSR on February 29, 2016 for Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. and the Annual Report for the period ended October 31, 2015 filed on Form N-CSR on January 11, 2016 for The Hartford Mutual Funds, Inc.(1)  Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrants’ future filings. On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or Registration Statement, as applicable.  References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

(1)                                 You reviewed the following series of the Registrants: Hartford Balanced HLS Fund, Hartford Healthcare HLS Fund, Hartford Global Growth HLS Fund, Hartford High Yield HLS Fund, Hartford International Opportunities HLS Fund, Hartford MidCap HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford MidCap Value HLS Fund, Hartford Ultrashort Bond HLS Fund, Hartford Small Company HLS Fund, Hartford Stock HLS Fund, Hartford Total Return Bond HLS Fund, Hartford Value HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Growth Opportunities HLS Fund, Hartford Small/Mid Cap Equity HLS Fund, Hartford Small Cap Growth HLS Fund, Hartford U.S. Government Securities HLS Fund, The Hartford Balanced Fund, The Hartford Balanced Income Fund, The Hartford Global All-Asset Fund, Hartford Multi-Asset Income Fund, The Hartford Checks And Balances Fund, The Hartford Conservative Allocation Fund, Hartford Moderate Allocation Fund, and The Hartford Growth Allocation Fund (each, a “Fund” and, collectively, the “Funds”).

Comment 1:

The Hartford U.S. Government Securities HLS Fund had invested over 20% of its assets in private mortgage-backed securities as of December 31, 2015. Please explain supplementally how the Fund complied with its policy to invest at least 80% of its assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Response 1:

For purposes of calculating the Fund’s 80% policy, the Registrant is using the notional value of U.S. Government and agency positions held within the Fund plus any market gain or loss and dividing this by the Fund’s assets. This includes using the notional value of Agency TBA positions (plus any market gain or loss) in the calculation. As of December 31, 2015 and as of the date of this letter, by this measure the Fund has at least 80% of its assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Comment 2:	The Staff notes that the following Funds had invested greater than 25% of their assets in a particular sector as of December 31, 2015:

Fund	Sector	% of Net Assets
Hartford Growth Opportunities HLS Fund	Info. Technology	31%
Hartford International Opportunities HLS Fund	Financials	26%
Hartford Midcap Value HLS Fund	Financials	32%
Small/Mid Cap Equity HLS Fund	Financials	26%
Hartford SmallCap Growth HLS Fund	Healthcare	26%

To the extent that a Fund has historically invested greater than 25% of its net assets in a particular sector and it is anticipated that the Fund will continue to do so, please disclose in the principal investment strategy and risks section of the Fund’s prospectus that the Fund may focus its investments in that particular sector.

Response 2:

The Funds identified do not have a principal investment strategy to invest in any particular market sector, but may focus on one or more sectors if the sub-adviser identifies what it believes to be an attractive investment opportunity. Each Fund identified reserves the right to reallocate among market sectors from time to time. In the next annual update, the Registrants plan on adding disclosure regarding potential market sector risk that could arise from this approach.

Comment 3:

The Staff notes that Hartford Total Return Bond HLS Fund, The Hartford Global All-Asset Fund, and Hartford Multi-Asset Income Fund each invested significantly in derivatives during the applicable reporting period. To the extent that investments in derivatives materially affected Fund performance, please provide greater detail in the Management’s Discussion of Fund Performance section regarding the impact that derivatives had on performance. The Division of Investment Management has described this and a number of other observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (“Barry D. Miller Letter”).

Response 3:

The Registrants are aware of and have reviewed the Barry D. Miller letter. To the extent that investments in derivatives materially affected Fund performance, the Registrants believe that disclosure in the Management’s Discussion of Fund Performance section adequately describes the impact that derivatives had on performance.

Comment 4:	In the Statements of Assets and Liabilities section, please disclose fees paid to the Funds’ directors as a sub-item of “Payables” under “Liabilities.”

Response 4:	The Registrants will make this change in future shareholder reports.

Comment 5:

The Staff notes that, during the reporting period, Hartford Multi-Asset Income Fund distributed to shareholders a return of capital. Please confirm supplementally that the Fund has complied with the requirements of Section 19(a) of the Investment Company Act of 1940, as amended (the “Act”).

Response 5:	The Registrant confirms that the Fund has complied with the requirements of Section 19(a) of the Act.

Comment 6:

Please enhance the disclosure in the Fair Valuation Summary section of the Schedule of Investments to provide greater specificity regarding the reasons for transfers of investments between different hierarchy level.

Response 6:	The Registrants will make this change in future shareholder reports.

Comment 7:

The Staff notes that Hartford Total Return Bond HLS Fund, The Hartford Balanced Income Fund, and Hartford Multi-Asset Income Fund each had credit default swap contracts outstanding as of the end of the applicable reporting period. To the extent that a Fund is the “seller” of a credit default swap, please confirm supplementally that the Fund covers the full notional value of the swap.

Response 7:	The Registrants confirm that whenever a Fund sells a credit default swap, the Fund will cover the full notional value of the swap.

Comment 8:	To the extent that a Fund invested in shares of another registered investment company, please disclose the share class in which the Fund invested.

Response 8:	The Registrants will make this change in future shareholder reports.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
cc:	Alice A. Pellegrino
Lisa D. Zeises
John O’Hanlon